SEI Investments Distribution Co.
Statement of Cash Flows
Year Ended December 31, 2023

(in thousands of dollars)

Cash flows from operating activities	
Net income	$ 22,665
Adjustments to reconcile net income to net cash provided by operating activities	
Reversal of allowance for doubtful accounts	(38)
(Increase) decrease in deferred taxes	135
(Increase) decrease in operating assets	
Net receivables/payables due from/due to customers	183
Fees receivable from affiliated funds	(451)
Fees receivable from non-affiliated funds	95
Receivable from affiliate	8
Net receivable from clearing organizations	631
Tax receivable	60
Securities owned, at fair value	(1,059)
Other assets	(32)
Increase (decrease) in operating liabilities	
Distribution fees payable	83
Payable to parent	(1,471)
Payable to affiliates	301
Accrued soft dollars	54
Other liabilities	(171)
Total adjustments	(1,672)
Net cash provided by operating activities	20,993
Cash flows from financing activities	
Payment of dividends	(21,000)
Net cash used in financing activities	(21,000)
Net decrease in cash	(7)
Cash, cash equivalents and restricted cash	
Beginning of year	305
End of year	$ 298
Supplemental disclosure of cash flow information	
Taxes paid	$ 315

The accompanying notes are an integral part of these financial statements.